Exhibit 99.1
ICON Announces CEO Transition
Dublin, Ireland –  4 September 2025 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organisation, today announced that Dr. Steve Cutler has informed the Board of his decision to retire as Chief Executive Officer and the Board has appointed Mr. Barry Balfe, ICON’s Chief Operating Officer, to succeed Dr. Cutler as Chief Executive Officer effective 1 October 2025. Mr. Balfe has also been appointed to the Board. Dr. Cutler will continue to serve on the Board as a non-executive director to facilitate a smooth transition.
Mr. Balfe has deep knowledge of the CRO industry and has served as ICON’s Chief Operating Officer since January 2025. Prior to his appointment as Chief Operating Officer, Mr. Balfe was appointed to the ICON executive leadership team in 2019 and served as President of Functional Services and then as President of Pharma Solutions.
ICON’s Chair, Mr. Ciaran Murray said, “Barry has an outstanding record of success in leadership positions in ICON, most recently in his role as Chief Operating Officer. Barry’s appointment follows a comprehensive succession planning process and he is ideally positioned to lead ICON into the future.”
Mr. Murray added, “I would like to sincerely thank Steve for his significant contribution to ICON. Steve’s strong and effective leadership together with his vision and commitment have enabled ICON to achieve our market leading position.”
Dr. Steve Cutler commented, “It has been a privilege to serve as ICON’s CEO. I would like to thank the Board, the ICON executive team, our dedicated employees and our customers for their support and collaboration during my 14 years with ICON. I have worked closely with Barry since joining ICON in 2011 and I strongly believe he is the right person to lead ICON to further growth and success.”
 “It is an honour to be selected as ICON’s CEO.” said Mr. Barry Balfe. “At this pivotal time in our industry, I look forward to leading our teams as we work to accelerate the development of novel therapeutics that benefit patients around the world. Our ability to create value for our customers through increased efficiency and disruptive innovation of clinical development pathways remains our strategic focus and a key driver of ICON’s growth and further success into the future.”
About ICON plc
ICON plc is a world-leading clinical research organisation powered by healthcare intelligence. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 39,900 employees in 95 locations in 55 countries as at June 30, 2025. For further information about ICON, visit: www.iconplc.com.
This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.
Source: ICON plc
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